

July 15, 2013

<u>Via E-Mail</u>
Jaime Alberto Velásquez Botero
Vice President, Strategy and Finance
Bancolombia S.A.
Carrera 48 #26-85
Avenida Los Industriales
Medellín, Colombia

> **Re:** **Bancolombia S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-32535**

Dear Mr. Velásquez Botero:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>D. Risk Factors, page 11</u>

<u>Preemptive rights may not be available to holders of ADRs, page 20</u>

1. We note your statement that preemptive rights must be provided to investors pursuant to the Bank's by-laws and Colombian law each time the Bank issues new shares of any outstanding class. As such, please clarify why the Bank is not obligated to file a registration statement, or find a corresponding exemption, each time it issues new preferred shares when necessary to afford holders of ADRs the opportunity to exercise their preemptive rights.

Holders of the Bank's ADRs may encounter difficulties…, page 21

2. We note your statement that ADR holders may not be able to vote by giving instructions to the depositary "under some circumstances" in those limited instances in which the preferred shares represented by the ADRs have the power to vote. Please describe the circumstances referenced and state whether holders of ADRs may vote in a way other than providing instructions to the depositary in these instances.

Item 10. Additional Information, page 132

B. Memorandum and Articles of Association, page 133

3. Please note that Instruction 1(b) to Item 10 of Form 20-F allows for incorporation by reference of information regarding the company's memorandum and articles of association only from a previously filed registration statement on Form 20-F or a registration statement filed under the Securities Act. Because the Form 20-F that you have listed on page 133 is an annual report, not a registration statement, you may not incorporate by reference from this report. Therefore, in the future, please reproduce the referenced information in the body of your annual report or incorporate by reference from a registration statement in accordance with the form instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Ramin Olson at (202) 551-3331 or Laura Crotty at (202) 551-3563 with any questions you may have.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director